UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSTUANT TO REGULATION A OF THE
SECURITIES ACT OF 1933

For the year ended December 31, 2021

Solutions Vending Internatinal, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11184

Delaware	46-1090667
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)
997 N Fourth Street Columbus, OH. 43201	305-967-4765
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to  Solutions Vending Internatinoal, Inc.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” , “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed with the Securities & Exchange Commission on September 15, 2020, as modified by any Supplements and Amendments thereto.

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity. However, if the pandemic continues, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the attached Financial Statements and related exhibits, and (2) our Offering Circular for our Regulation A+ offering, including, but not limited to, the sections titled "Risk Factors." The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report and the Offering Circular.

Introduction

We have developed a proprietary kiosk and an accompanying software platform, that allows brands and retailers to, among other things, sell and/or dispense their products and track and improve revenue through, such features as demographic ad targeting, advanced payment features, inventory management, and sales tracking and data analytics. We use computer vision, facial recognition, and machine learning to collect customer data at the point of sale or order, including customer age, gender, emotion and engagement. In addition to selling our kiosks to brands and retailors and licensing them our software platform on a subscription basis, we intend to license our proprietary API to third party kiosk and vending machine manufacturers to incorporate the functionality of our software into their existing and new machines. Our mission is to equip entrepreneurs and brands with ready retail solutions that allow rapid retail expansion, incredible customer experiences, and powerful sales data. We do not intend to operate or dispense products from our kiosks.

We also plan to leverage third party blockchain technology that will allow for the secure management of customer data and enable the compliant sale of regulated products including cannabis, pharmaceuticals, tobacco, gaming products and alcohol from vending machines and kiosks.

The Industry

Retail Self-Service Automation

Automation is at the heart of a colossal shift in the retail paradigm, and in the midst of this phenomenon, deemed the “Retail Apocalypse”, the self-service retail industry is exploding (https://www.cbinsights.com/research/retail-apocalypse-survival-technology-trends). In fact, over two-thirds of retail customers now prefer to self-serve and over 100 million people purchase goods and services from vending machines or kiosks each day in the U.S (http://www.balancedforlife.net/pdf/About%20Vending.pdf). According to Forbes.com, 70% of all retail decision makers are ready to adopt the internet of things to improve customer experience.

Personalized Retail Experience

While the majority of consumers enjoy added convenience and lower friction transactions, data also suggests that a personalized retail experience is still of great value in the buying process (https://hbr.org/2015/03/how-self-service-kiosks-are-changing-customer-behavior). Retailers, in the midst of reaping billion-dollar savings from self-service in the form of extremely low operating costs and 24/7 commerce, must address the need for personalized customer experiences without the help of humans at the point-of-sale. Hence, the arrival of smart vending machines was heralded, and had a compounded annual growth rate of 49% between 2010 and 2016 (https://www.cbinsights.com/research/retail-apocalypse-survival-technology-trends/).

The worldwide market for Vending Machine is expected to reach $5.4 billion by 2023, growing at 15.8% CAGR during that period (https://www.kbvresearch.com/global-vending-machine-market/).

Regulated Retail Industries

We define the Regulated Retail Economy as the system by which consumers and retailers interface with government-regulated goods which require identification, sales compliance and supply chain information. Concerns regarding the security of personally identifiable information, computer vision reliability, and compliance tracking have deterred many automated retail innovators from entering the space. We intend to leverage advancements in blockchain, decentralization, and smart contracts to introduce a solution that puts private consumer data back into the hands of consumers and ensures retailers stay compliant with government regulators for every transaction. The regulated industries in which we currently are planning on deploying our products include cannabis, pharmaceutical, alcohol, tobacco and lottery.

Our Solutions

PopShop Kiosks

Our PopShop Kiosks incorporate computer vision, facial recognition, and machine learning to collect customer data at the point of sale, including customer age, gender, emotion and engagement. The PopShop Kiosks incorporate touchscreen technology, tamper-proof product storage, an HD display for the delivery of highly targeted advertising and content, include two cameras, and dispense products. Our software also enables advanced payment features such as credit card and mobile device payments. Our solution provides customer analytics, inventory data and sales reports that are accessible to retailers and brands through the cloud, as well as live reports and inventory alerts. Our data analytics capabilities permit our retailer and brand customers to test and track the performance of advertisements and promotions that bring consumers to the PopShop Kiosk. These metrics are made accessible via internet connectivity and a real-time dashboard that enables operators to make crucial decisions on venue selection, machine placement, advertising, promotions, product sampling, and more, and include the following:

•	Crowd intelligence: Customer dwell time and engagement metrics.

•	Sales journey metrics: Click through and conversion rates on product listings, promotions and up-sells.

•	Demographics and sentiment metrics: Anonymous age, gender and emotional sentiment analysis.

•	Identity and biometrics: Method to securely verify age and identity for Restricted Product sales.

With respect to Regulated Products, each product will exist within the context of a smart contract that contains the necessary information about which compliance oracle to send a request for approval. We will submit the necessary information to ensure the retailer is not selling to someone who is underage or has already purchased the legal amount, and if the sale is approved, sales data is recorded, and the product is dispensed.

PopCom Kiosks

Our PopCom Kiosks are manufactured by third parties and branded with our logo. PopCom Kiosks incorporate our software, and have similar functionality as the PopShop Kiosk, except, do not dispense products.

PopCom API

We have developed the PopCom API which vending and kiosk manufacturers and operators can incorporate into both new and existing kiosks and vending machines, which will enable them to incorporate the functionality of our software into such machines.

Sales and Marketing

We plan to sell our kiosks to brands and retail partners to deploy in high traffic areas such airports, malls, conference facilities, college campuses, and to market and license the PopCom API to kiosk and vending machine manufacturers and operators. Our target market includes the following:

•	Retailers and brands seeking a new direct to customer distribution solution to sell and sample products and/or generate leads using vending machines and kiosks, and

•	Licensed regulated retailers (e.g. Cannabis dispensaries, pharmacies, etc) seeking an automated solution to dispense products while remaining regulatory compliant.

We currently have an internal sales team that has a strong pipeline of customers, that have been secured through trade show attendance, speaking engagements and sales presentations. We receive sales leads generated by our CEO’s thought leadership in national published reports in the automated retail industry and countless media features. We also receive leads generated from our website. We are working on strategic partnerships with vending machine and kiosk manufacturers to license our PopCom API.

Our business plan contemplates selling our PopShop Kiosks and PopCom Kiosks to brands and retailers, for a retail price of approximately $20,000, and $8,000, respectively. We also intend to charge a monthly subscription fee for our PopCom API. As currently contemplated, the base monthly subscription fee will be $500.

We plan on charging $500 to retrofit existing kiosks and vending machines with our software, and plan on securing a third party vending company to perform such installations. We also plan on charging subscription fees of $1,000 per month for data and analytics.

Manufacturing and Development

We have designed our PopShop Kiosk with the assistance of a third party development firm pursuant to various agreements which have been completed. The fully functional prototype is complete, and we are currently negotiating with manufacturers for full production. We officially displayed our prototype in January 2020, at the Consumer Electronics Show, and we are currently taking deposits from customers. Our API is in test staging and fully working on our prototype kiosks, however, we are still actively developing new features.

Employees

We currently have one full time employee and 9 independent contractors. We also have engaged a software development firm that has developed and continues to develop the PopCom API.

Competition

We face competition from various entities in the vending machine and kiosk industry such as Zoom Systems/SWYFT, and new startups are continually launching in the marketplace. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

Property

Our corporate headquarters are located in Columbus, Ohio, where we have a lease for 1,100 square feet of office, showroom and warehouse space located at 997 N Fourth Street in Columbus, Ohio. In 2021, we entered into a two-year lease agreement on office space, with initial monthly rent of $1,905. The lease expires in 2023.

Legal Proceedings

In June 2020, the Company entered into an agreement to purchase certain assets from Wyzerr, Inc., a Delaware corporation, and incurred an initial deposit payment of $50,000. In March 2021, the Company filed a lawsuit against Wyzerr pursuant to the agreement. As of December 31, 2021 and 2020, the Company has recorded a full reserve of $50,000 for this transaction as collectability could not be reasonably assured at that time. In April 2022, a settlement was reached and the Company was awarded $55,000 as payment in full of the Company’s claims against Wyzerr.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2021 (the “2021 Annual Period”), and the twelve-month period ended December 31, 2020 (the “2020 Annual Period”) should be read in conjunction with our audited financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Shoe Vending International, LLC, was formed as an Ohio limited liability company on October 1, 2012, and converted into Solutions Vending International, Inc., a Delaware corporation, on March 7, 2017. Our headquarters are located in Columbus, Ohio. We are an automated retail technology company with a software solution for self-service retail.

Results of Operations

Revenues and Gross Profit

In late 2021 we began deploying and installing our machines, and our net revenue was $30,113. Sales of vending machine assets were $19,753 and SaaS and lease fees were $10,360. We incurred cost of net revenues of $84,482, including direct hardware costs and allocated labor for hardware and software, resulting in a gross loss of $54,369. We did not have revenues in 2020.

Operating Expenses

For the 2021 Annual Period, our operating expenses were $1,726,977, consisting of $306,017 for research and development expenses, $435,665 for sales and marketing expenses, and $985,295 for general and administrative costs. For the 2020 Annual Period, our operating expenses were $1,414,064, consisting of $243,461 for research and development expenses, $269,860 for sales and marketing expenses, and $900,743 for general and administrative costs. The increases in our operating expenses during fiscal 2021, primarily resulted from an increase in all functions as we increased headcount and expanded our operations as we began revenue generating activities.

Loss from Operations

For the 2021 Annual Period we had an operating loss of $1,781,346, compared to an operating loss of $1,414,064, for the 2020 Annual Period.

Other Income (Expenses)

For the 2021 Annual Period, we had interest expenses of $2,015, compared to $3,018, for the 2020 Annual Period. For the 2021 Annual Period, we had other income of $0, compared to $8,000, for the 2020 Annual Period.

Net Loss

For the 2021 Annual Period, we had a net loss of $1,783,361, compared to $1,409,082 for the 2020 Annual Period.

Liquidity and Capital Resources

Since our inception, we have raised over $5,200,000 through various securities offerings, which we have used for operations, including, $1,070,000 from a Regulation CF campaign we conducted in 2019, $1,052,299 in a Regulation CF campaign we conducted in 2020, and $3,480,457 through April 29, 2022 for our 2020-2021 Regulation A+ financing. As of December 31, 2021, we had $591,053 in cash, compared to $299,782 in cash, as December 31, 2020.

As of December 31, 2021, our total liabilities were $522,431, consisting of $22,850 in accounts payables, $151,614 in accrued expenses and other current liabilities, $244,767 in deferred revenue and $103,200 in debt. As of December 31, 2020, we had total liabilities in the amount of $424,123, consisting of $120,627 in accounts payables, $70,993 in accrued expenses and other current liabilities, $60,000 in convertible notes payable and a loan payable of $73,200. We recorded $99,303 in deferred revenue during the 2020 Annual Period related to deposits we collected for orders that have not yet been delivered, which reduced our total liabilities.

As of March 31, 2022, we had sufficient operating capital for approximately three months.

We will incur significant additional costs in finalizing the development of our kiosks and PopCom API, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

In 2020, we issued six convertible promissory notes (“2020 Notes”) for an aggregate principal amount of $60,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $250,000 for three notes totaling $30,000 and $5,000,000 for three notes totaling $30,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity (“SAFE”)). Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of valuation caps ranging from $15,000,000 to $25,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under our equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes’ respective maturity dates, the notes are convertible, at our discretion, into cash or shares of our common stock at conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. The 2020 Notes have a 2-year term maturing in 2022. The notes bear interest at 7-8% per annum.

In 2021, upon our equity financing, the outstanding principal of certain notes totaling $30,000 and accrued interest of $415 was converted into an aggregate of 93,622 shares of Class A common stock. The balance outstanding as of December 31, 2021 and 2020 was $30,000 and $60,000, respectively. Accrued interest payable as of December 31, 2021 was $2,100.

In April 2020, we entered into a loan with a lender in an aggregate principal amount of $73,200 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. As of December 31, 2021, we had applied for forgiveness of the PPP Loan, however, formal forgiveness has not yet occurred as of the date of these financial statements.

As of the issuance date of these financial statements, we may not have met the eligibility requirements for the loan taken. There are risks and uncertainties as to potential negative outcomes from the foregoing, and as such, we have recorded the interest and non-payment penalties on this note of $3,464 and may be required to repay the loan immediately and therefore recorded it as a current liability.

We currently have a $25,000 revolving line of credit with Silicon Valley Bank, the balance of which is $15,000.

Plan of Operations

We are investing in the continued growth of our brand and are seeking to hit the following milestones:

●	Revenue-generating and fully operational with many vending machines in the market

●	Enterprise clients and launch of our PopShop Local program

●	A market leader for automated retail sales.

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Dawn Dickson	Chief Executive Officer, Secretary, Chief Financial Officer and Director	43	October 2012 – Present	Full Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer.

Dawn Dickson, has served as a director, Chief Executive Officer, Chief Financial Officer and Secretary, since our inception in April 2017, and served as the sole manager of Shoe Vending International, LLC, our predecessor-in-interest, from its inception in October 2012, through our conversion into a Delaware corporation in April 2017. Ms. Dickson has also served as the sole manager of Flat Out of Heels, LLC, a women's footwear product company since February 2011. Ms. Dickson is a serial entrepreneur with over 18 years in business development. Ms. Dickson has received numerous awards and accolades for her business savvy and pitching skills taking home top prize in many national pitch competitions. As an entrepreneur, Ms. Dickson has been invited to speak on numerous panels and workshops and featured in countless media outlets including Forbes, Huffington Post, Essence Magazine, Ebony.com, Women 's World Daily, CNBC/Yahoo, MSNBC and on the cover of Black Enterprise. Ms. Dickson received her B.A. in Journalism from The Ohio State University and studied information technology at DeVry University. Additionally, Ms. Dickson was selected to participate in some of the nation’s top accelerator programs for entrepreneurs including the NewME (San Francisco), Canopy Boulder (Boulder, Colorado), Techstars (Los Angeles), Brinc (Hong Kong) and is recognized as one of the nation’s top entrepreneurs on the rise.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2021:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
Dawn Dickson(1) 997 N Fourth Street Columbus, OH 43201	Chief Executive Officer, Chief Financial Officer, Secretary and Director	$147,083	0	$147,083

(1)	We are a party to an employment agreement with Ms. Dickson dated June 17, 2021, pursuant to which she receives monthly compensation of $14,483, plus $1,500 per month for corporate housing.

The directors do not receive any compensation for their service as directors.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Class B Common Stock (which are our only voting securities) as of March 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class
Class B Common Stock	Dawn Dickson 1521 Alton Road #592 Miami Beach, FL 33139	17,580,885	(1)	0	100%

Class B Common Stock	All directors and officers as a group (1 person)	17,580,885	(1)	0	100%

(1)	Class B Shares held by Dawn Dickson Living Trust, for which Ms. Dickson serves as the sole trustee.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On February 26, 2020, we entered into a Statement of Work and CTO Retainer Agreement with Big Kitty Labs, a related party, pursuant to which the Company has agreed to pay Big Kitty Labs $5,000 per month in exchange for the services of Mr. Rockwell and Big Kitty Labs. During the year ended December 31, 2020, we incurred approximately $160,000 to Big Kitty Labs. Big Kitty Labs was no longer a related party in 2021.

ITEM 6. OTHER INFORMATION

None.

ITEM 7. FINANCIAL STATEMENTS

SOLUTIONS VENDING INTERNATIONAL, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2021 AND 2020

To the Board of Directors of

Solutions Vending International, Inc.

Miami, Florida

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Solutions Vending International, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholder’s equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $1,783,361 and $1,409,082 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $5,357,812. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 29, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

SOLUTIONS VENDING INTERNATIONAL, INC.

BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$591,053	$299,782
Accounts receivable	20,022	-
Prepaid expenses and other current assets	13,736	-
Escrow receivable	123,182	-
Total current assets	747,993	299,782
Property and equipment, net	636,974	159,000
Intangible assets, net	118,560	-
Total assets	$1,503,527	$458,782

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$22,850	$120,627
Accrued expenses and other current liabilities	151,614	70,993
Deferred revenue	244,767	99,303
Loan payable, current	73,200	-
Convertible promissory notes payable, current	30,000	-
Total current liabilities	522,431	290,923
Convertible promissory notes payable	-	60,000
Loan payable	-	73,200
Total liabilities	522,431	424,123

Commitments and contingencies (Note 12)

Stockholders' equity:
Class A common stock, $0.0001 par value; 40,000,000 shares designated, 33,944,323 and 28,168,635 shares issued and outstanding as of December 31, 2021 and 2020, respectively	3,394	2,817
Class B common stock, $0.0001 par value; 20,000,000 shares designated, 20,000,000 shares issued and outstanding as of both December 31, 2021 and 2020	2,000	2,000
Additional paid-in capital	6,333,514	3,788,873
Subscription receivable	-	(184,280)
Accumulated deficit	(5,357,812)	(3,574,451)
Total stockholders' equity	981,096	34,659
Total liabilities and stockholders' equity	$1,503,527	$458,782

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2021	2020
Net revenue	$30,113	$-
Cost of net revenue	84,482	-
Gross profit (loss)	(54,369)	-
Operating expenses:
General and administrative	985,295	900,743
Sales and marketing	435,665	269,860
Research and development	306,017	243,461
Total operating expenses	1,726,977	1,414,064
Loss from operations	(1,781,346)	(1,414,064)
Other income (expense):
Interest expense	(2,015)	(3,018)
Other income	-	8,000
Total other income (expense), net	(2,015)	4,982
Provision for income taxes	-	-
Net loss	$(1,783,361)	$(1,409,082)
Weighted average common shares outstanding -
basic and diluted	51,661,721	46,799,643
Net loss per common share - basic and diluted	$(0.03)	$(0.03)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Class A		Class B		Additional			Total
	Common Stock		Common Stock		Paid-in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balances at December 31, 2019	24,928,678	$2,493	20,000,000	$2,000	$2,132,892	$-	$(2,165,369)	$(27,984)
Issuance of common shares pursuant to
Reg CF and A offerings, net of issuance costs	3,013,180	301	-	-	1,537,252	(184,280)	-	1,353,272
Repurchase of common shares and warrants	(561,852)	(56)	-	-	(82,444)	-	-	(82,500)
Issuance of restricted common shares	788,629	79	-	-	200,873	-	-	200,952
Net loss	-	-	-	-	-	-	(1,409,082)	(1,409,082)
Balances at December 31, 2020	28,168,635	2,817	20,000,000	2,000	3,788,573	(184,280)	(3,574,451)	34,659
Issuance of common shares pursuant to
Reg A+ offering, net of issuance costs	5,215,388	522	-	-	2,310,373	184,280	-	2,495,175
Conversion of notes into common shares	93,622	9	-	-	30,406	-	-	30,415
Stock-based compensation	466,678	47	-	-	204,162	-	-	204,208
Net loss	-	-	-	-	-	-	(1,783,361)	(1,783,361)
Balances at December 31, 2021	33,944,323	$3,394	20,000,000	$2,000	$6,333,514	$-	$(5,357,812)	$981,096

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(1,783,361)	$(1,409,082)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	37,771	-
Stock-based compensation expense	204,208	200,952
Changes in operating assets and liabilities:
Accounts receivable	(20,022)	-
Prepaid expenses and other current assets	(13,736)	-
Accounts payable	(97,777)	58,430
Accrued expenses and other current liabilities	81,035	8,482
Deferred revenue	145,464	99,303
Net cash used in operating activities	(1,446,416)	(1,041,913)
Cash flows from investing activities:
Purchases of property and equipment	(508,771)	(101,000)
Intangible assets	(125,534)	-
Net cash used in investing activities	(634,305)	(101,000)
Cash flows from financing activities:
Proceeds from convertible promissory note agreements	-	60,000
Repayment of promissory notes payable	-	(15,000)
Proceeds from loan payable	-	73,200
Proceeds from issuance of common shares pursuant to Reg CF and A offerings, net	2,371,993	1,353,272
Repurchase of common shares and warrants	-	(82,500)
Net cash provided by financing activities	2,371,993	1,388,972
Net increase in cash and cash equivalents	291,272	246,059
Cash and cash equivalents at beginning of period	299,782	53,723
Cash and cash equivalents at end of period	$591,053	$299,782

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$1,500

Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible notes payable and accrued interest into common stock	$30,415	$-
Property and equipment included in accounts payable	$-	$58,000
Subscription receivable	$-	$184,280

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Shoe Vending International, LLC (the “Company”) was a limited liability company organized under the laws of Ohio on October 1, 2012. On March 7, 2017, the Company converted to a Delaware corporation under the name Solutions Vending International, Inc. doing business as Popcom (“Popcom”). The Company is an automated retail technology company providing software and hardware solutions for self-service retailers. The Company is headquartered in Columbus, Ohio.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,783,361 and $1,409,082 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $5,357,812. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at two accredited financial institutions. As of December 31, 2021 and 2020, the Company had $323,394 and $49,782 in excess of federally insured limits, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021, no allowance for doubtful account was determined to be necessary.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset. The estimated useful life of vending machine assets are 5 years and the Company begins depreciation on each asset as they are placed into service. The Company’s equipment and furniture and fixtures are depreciated over an estimated useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense).

Intangible Assets, Net

Intangible assets consist of capitalized software development costs. The Company accounts for costs incurred to develop software for internal use in accordance with Financial Accounting Standards Board (“FASB”) ASC 350-40 “Internal-Use Software”. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use software are expensed as incurred. Capitalized development costs are amortized over a period of three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its property, equipment, and other long-lived assets in accordance with FASB ASC 360 “Property, Plant and Equipment”, which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceed the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2021 and 2020, no impairment was recorded.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The Company adopted ASC 606 on January 1, 2019.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenues primarily from the sale and lease of its vending machine assets as well as Software-as-a-Service (“SaaS”) fees. For the sale of vending machine assets, revenue is generated from the sale of hardware and a SaaS subscription. Hardware revenue is recognized at a point in time when the vending machine is shipped to the customer and ready for use. SaaS subscription revenue is recognized over time on a monthly basis over the contract term. For leases of vending machine assets, revenue is generated from the lease of hardware and SaaS subscription through contracts that typically have a 12-month term. These arrangements qualify as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

All hardware sales, SaaS fees and leases are generally due on receipt of invoice.

During the year ended December 31, 2021, sales of vending machine assets were $19,753 and SaaS and lease fees were $10,360.

Deferred revenue represents amounts invoiced to customers, including initial deposits for hardware orders, for vending machines that have not yet been shipped to the customer and ready for active use. As such, the performance obligations have not been satisfied. Deferred revenue was $244,767 and $99,303 as of December 31, 2021 and 2020, respectively.

Cost of Net Revenue

Cost of revenue consists of direct hardware costs incurred during the assembly and deployment of vending machine assets that are directly sold to customers, as well as allocated labor for both hardware and software functions. Depreciation of the vending machine assets and amortization of software development costs are also included in cost of revenue. The Company includes outbound freight associated with shipping goods to customers as a component of cost of net revenues as the performance obligation is satisfied upon delivery, installation and customer acceptance.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and 2020 amounted to approximately $97,000 and $129,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, directors and non-employees  based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

	Year Ended
	December 31,
	2021	2020
Convertible promissory notes*	71,974	162,685
Options	2,110,012	-
Total potentially dilutive shares	2,181,986	162,685

*Convertible notes' potential shares are calculated based on principal and accrued interest, Company's capitalization and applicable valuation cap per the note agreements.   See Note 7 for more information - certain notes were converted into common stock in 2021.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on the financial statements as of December 31, 2021 and 2020.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2021.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company has early adopted this standard.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,
	2021	2020
Vending machines and associated shipping costs	$649,348	$159,000
Shipping equipment	16,956	-
Furniture and fixtures	1,467	-
	667,771	159,000
Less: accumulated depreciation	(30,797)	-
	$636,974	$159,000

Depreciation expense was $30,797 and $0 for the years ended December 31, 2021 and 2020, respectively.

5.	INTANGIBLE ASSETS, NET

During the year ended December 31, 2021, the Company capitalized $125,534 in intangible assets, consisting of software development costs. Amortization expense was $6,974 during the year ended December 31, 2021.

As of December 31, 2021, future amortization of intangible assets consisted of the following:

Intangible
Assets, net
2022	$41,845
2023	41,845
2024	34,870
$118,560

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2021	2020
Accrued personnel costs	$74,619	$66,100
Accrued marketing expenses	36,623	-
Accrued professional and other administrative expenses	32,925	-
Accrued interest and penalties	7,447	4,893
	$151,614	$70,993

7.	DEBT

Promissory Notes Payable

In 2013, the Company issued two unsecured promissory notes for an aggregate principal amount of $30,000. The notes bear interest at 5% per annum. In April 2019, one note was fully repaid and the remaining note was repaid in June 2020.

Convertible Promissory Notes Payable

In 2020, the Company issued six convertible promissory notes (“2020 Notes”) for an aggregate principal amount of $60,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $250,000 for three notes totaling $30,000 and $5,000,000 for three notes totaling $30,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity (“SAFE”)). Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of valuation caps ranging from $15,000,000 to $25,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under the Company’s equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes’ respective maturity dates, the notes are convertible, at the Company’s discretion, into cash or shares of the Company’s common stock at conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. The 2020 Notes have a 2-year term maturing in 2022. The notes bear interest at 7-8% per annum.

In 2021, upon the Company’s equity financing (see Note 8), the outstanding principal of certain notes totaling $30,000 and accrued interest of $415 was converted into an aggregate of 93,622 shares of Class A common stock. The balance outstanding as of December 31, 2021 and 2020 was $30,000 and $60,000, respectively. Accrued interest payable as of December 31, 2021 was $2,100.

PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $73,200 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. As of December 31, 2021, the Company has applied for forgiveness of the PPP Loan, however, formal forgiveness has not yet occurred as of the date of these financial statements.

As of the issuance date of these financial statements, the Company may not have met the eligibility requirements for the loan taken. There are risks and uncertainties as to potential negative outcomes from the foregoing, and as such, the Company has recorded the interest and non-payment penalties on this note of $3,464 and may be required to repay the loan immediately and therefore recorded it as a current liability.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

8.	STOCKHOLDERS’ EQUITY

Common Stock

As of December 31, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 60,000,000 shares, $0.0001 par value, of which 40,000,000 shares are designated as Class A common stock and 20,000,000 shares are designated as Class B common stock.

The Class A common stock have no voting rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

2021 Transactions

In 2021, the Company completed its 2020 Regulation A+ offering and issued an aggregate of 5,215,388 shares of Class A common stock for gross proceeds of $2,868,463, or $0.55 per share. As of December 31, 2021, the Company has an escrow receivable of $123,182 pertaining to this financing.

In 2021, upon the Company’s Regulation CF offering, the Company converted $30,415 in outstanding notes and interest into an aggregate of 93,622 shares of Class A common stock.

2020 Transactions

In July 2020, the Company completed a Regulation CF offering and issued an aggregate of 1,924,522 shares of Class A common stock for gross proceeds of $1,052,299, or $0.55 per share. As of December 31, 2021 and 2020, the Company has a subscription receivable of $0 and $58,445, respectively, pertaining to this financing.

In October 2020, the Company initiated a Regulation A+ offering. As of December 31, 2020, the Company has issued an aggregate of 1,088,658 shares of Class A common stock for gross proceeds of $611,994, or $0.55 per share. As of December 31, 2021 and 2020, the Company has a subscription receivable of $123,182 and $125,835, respectively, pertaining to this financing.

In November 2020, the Company repurchased 561,852 Class A common shares and warrants from an investor for $82,500.

9.	STOCK-BASED COMPENSATION

Restricted Common Stock

During the years ended December 31, 2021 and 2020, the Company granted 466,678 and 788,629 restricted shares of Class A common stock, respectively. The Company recorded stock-based compensation expense of $204,208 and $200,952 in the statements of operations for the year ended December 31, 2021 and 2020, respectively, utilizing the respective grant-date fair values of each share issuance. As of December 31, 2021 and 2020, 598,226 and 1,033,180 shares were non-vested, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $336,871 as of December 31, 2021, which will be recognized over a weighted-average remaining period of 20 months.

Options

The Company has not yet adopted a formal stock option plan, but has issued stock options to consultants. During the year ended December 31, 2021, the Company granted options to purchase shares of Class A common stock.

A summary of information related to stock options is as follows:

		Weighted
		Average
	Options	Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	-	$-	$-
Granted	2,110,012	0.01
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2021	2,110,012	$0.01	$1,139,406

Exercisable as of December 31, 2021	-	$0.01	$-

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

Year Ended
December 31,
2021
Risk-free interest rate	0.33%
Expected term (in years)	3.00
Expected volatility	14.40%
Expected dividend yield	0%
Fair value per option	$0.54

The total grant-date fair value of the options granted was $1,139,406. As of December 31, 2021, no options had vested and the Company did not record stock-based compensation expense. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,139,406, which is expected to vest in equal tranches from 2022 to 2024.

Warrants

In December 2017, the Company issued a convertible promissory note to an investor for $50,000 (included in 2017 Notes per Note 5). The Company received an additional $50,000 from this investor pursuant to a grant agreement. Per the terms of the grant agreement, the grant was contingent on the execution of the promissory note agreement and a separate warrant agreement. The warrant agreement grants the investor a warrant to purchase up to an additional $50,000 of the fully diluted equity interests of the Company at a purchase price of $0.01 per share (“exercise price”) for a term of ten years. The number of equity interests that the investor shall receive is equal to the number of shares which the related promissory note is convertible into.

In November 2020, the Company repurchased 561,852 Class A common shares and these warrants from an investor for $82,500. As of December 31, 2021 and 2020, there were no warrants outstanding.

Classification

Stock-based compensation is recorded in the statements of operations as follows:

	Years Ended
	December 31,
	2021	2020
Research and development	$39,797	$8,054
Sales and marketing	60,340	-
General and administrative	104,071	192,898
	$204,208	$200,952

10.	INCOME TAXES

As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $990,186 and $675,822, respectively. The deferred tax assets were a result of the Company’s net operating loss carryforwards and book-to-tax differences.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $990,186 and $675,822 were recorded as of December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 21.0 percent.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $4,329,712 and $2,927,728, respectively.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2021 tax years remain open to examination.

11.	RELATED PARTY TRANSACTIONS

In 2013, the Company issued a promissory note of $15,000 to one of the founders. The note was repaid in 2020 (Note 5).

On February 26, 2020, the Company entered into a Statement of Work and CTO Retainer Agreement with Big Kitty Labs, a related party, pursuant to which the Company has agreed to pay Big Kitty Labs $5,000 per month in exchange for the services of Mr. Rockwell and Big Kitty Labs. During the year ended December 31, 2020, the Company incurred approximately $160,000 to Big Kitty Labs. Big Kitty Labs was no longer a related party in 2021.

12.	COMMITMENTS AND CONTINGENCIES

Lease Agreements

In 2021, the Company entered into a two-year lease agreement on office space, with initial monthly rent of $1,905. The lease expires in 2023. Rent expense of $28,326 and $28,355 was recorded for the years ended December 31, 2021 and 2020, respectively.

Minimum base rental payments are $23,008 in 2022 and  $15,536 in 2023.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

In June 2020, the Company entered into an agreement to purchase certain assets from Wyzerr, Inc., a Delaware corporation, and incurred an initial deposit payment of $50,000. In March 2021, the Company filed a lawsuit against Wyzerr pursuant to the agreement. As of December 31, 2021 and 2020, the Company has recorded a full reserve of $50,000 for this transaction as collectability could not be reasonably assured at that time. In April 2022, a settlement was reached and the Company was awarded $55,000 as payment in full of the Company’s claims against Wyzerr.

13.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 29, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

ITEM 8. EXHIBITS

EXHIBITS

1.1	Posting Agreement with StartEngine Crowdfunding, Inc.(1)

2.1	Certificate of Incorporation (2)

2.2	Amended and Restated Certificate of Incorporation (3)

2.3	Second Amended and Restated Certificate of Incorporation (4)

2.4	First Amendment to Second Amended and Restated Certificate of Incorporation (5)

2.5	Second Amendment to Second Amended and Restated Certificate of Incorporation. (6)

2.6	Third Amendment to Second Amended and Restated Certificate of Incorporation. (7)

2.7	Bylaws (8)

4.1	Form of Subscription Agreement (9)

6.1	StartEngine Secure Services Agreement (10)

6.2	Employment Agreement with Dawn Dickson (11)

6.3	Services Agreement with StartEngine Crowdfunding, Inc. (12)

8.1	Escrow Services Agreement (13)

(1)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex1-1.htm

(2)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex2-1.htm

(3)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex2-2.htm

(4)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex2-3.htm

(5)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex2-4.htm

(6)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex2-5.htm

(7)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex2-6.htm

(8)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex2-7.htm

(9)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex4-1.htm

(10)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex6-1.htm

(11)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920064903/tm2019675d1_ex6-2.htm

(12)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920096138/tm2027234d1_ex6-4.htm

(13)	Filed as an exhibit to the Solutions Vending International, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11184) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1759081/000110465920102231/tm2029343d2_ex8-1.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, OH., on May 2, 2022.

SOLUTIONS VENDING INTERNATIONAL, INC.

By	/s/ Dawn Dickson
	Title:	Chief Executive Officer/Principal Executive Officer

/s/ Dawn Dickson	Date: May 2, 2022
Dawn Dickson, Chief Financial Officer
(Principal Financial Officer, Principal Accounting Officer)

/s/ Dawn Dickson	Date: May 2, 2022
Dawn Dickson, Director